# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Portage Biotech Inc., CIK 0001095435
CUSIP: G7185A136
Title of class of securities: Ordinary Shares, No Par Value
Address of issuer's principal executive offices: Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, Virgin Islands British (D8), VG1110
Date of event which requires filing of this statement: 06/16/2020
Amends the filing with accession number 0001393905-18-000011
Filed by CIK 0001727650
Persons authorized to receive notices and communications: JAMES MELLON, VIKING HOUSE, NELSON STREET, DOUGLAS, Isle Of Man (Y8), IM1 2AH, 44-1624-639396

## Reporting persons
- Mellon James (CIK 0001727650): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: personal funds (PF); sole voting power 154,673; shared voting power 0; sole dispositive power 154,673; shared dispositive power 0; aggregate amount beneficially owned 154,673 (13.8% of the class)
  Comment: Items 7, 9, 11 and 13: Includes 1,420 Ordinary Shares (as defined below) underlying vested stock options.
  Item 13: The percentage is calculated using the total number of Ordinary Shares beneficially owned by the Reporting Person and based on 1,121,059 Ordinary Shares outstanding as of November 26, 2024.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, No Par Value
Name of issuer: Portage Biotech Inc.
Address of issuer's principal executive offices: Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, Virgin Islands British (D8), VG1110
Comment:
The class of equity securities to which this Statement of Schedule 13D ("Schedule 13D") relates is the ordinary shares, without par value ("Ordinary Shares"), of Portage Biotech Inc., a company organized under the laws of the British Virgin Islands (the "Issuer"). The principal executive office of the Issuer is Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110.
Unless otherwise specified, all Ordinary Share amounts and prices described in this Schedule 13D reflect the Issuer's (i) June 5, 2020 1-for-100 reverse stock split and (ii) August 15, 2024 1-for-20 reverse stock split.

## Item 2. Identity and Background
Name of person filing: No Change.
Residence or business address: No Change.
Present principal occupation or employment: No Change.
Criminal convictions in the last five years: No Change.
Civil proceedings (securities laws) in the last five years: No Change.
Citizenship: The Reporting Person is a British citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
In connection with a private placement which closed on June 16, 2020 (the "June 2020 Private Placement"), the Reporting Person purchased 5,000 Ordinary Shares from the Issuer at a price of $200 per share. The securities were acquired by the Reporting Person through the use of personal funds.

On August 1, 2020, in connection with the conversion of a convertible loan note, the Reporting Person received 8,472 Ordinary Shares (the "August 2020 Loan Conversion").

On August 12, 2020, the Reporting Person transferred an aggregate of 9,378 Ordinary Shares for no consideration (the "August 2020 Transfer").

## Item 4. Purpose of Transaction
Purpose of transaction:
The securities currently held and that were acquired as reported upon in this Amendment No. 2, are being held for investment purposes. The Reporting Person intends to review his investment in the Issuer on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Ordinary Shares, the Issuer's financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Issuer. The Reporting Person may from time to time take such actions with respect to his investment in the Issuer as he deems appropriate, including, without limitation, (i) acquiring additional Ordinary Shares or disposing of some or all of his Ordinary Shares (or other securities of the Issuer), including exercising of outstanding options; (ii) changing his current intentions with respect to any or all matters referred to in this Item 4; and/or (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the Issuer. The Reporting Person may propose and encourage the Issuer to engage in acquisition and disposition transactions and to enter into financing transactions that may change the capitalization of the Issuer. Any acquisition or disposition of the Issuer's securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, or direct acquisitions from or dispositions to the Issuer.

At the date of this Schedule 13D, except as set forth in this Schedule 13D and publicly announced by the Issuer, the Reporting Person does not have any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer's business or corporate structure;
(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
1. After taking into account the Reporting Person's acquisition of Ordinary Shares in the June 2020 Private Placement, the Reporting Person beneficially owned 160,428 Ordinary Shares, representing 27.2% of the Issuer's Ordinary Shares, based on 588,789 Ordinary Shares outstanding as of July 10, 2020.

2. After taking into account the Reporting Person's acquisition of Ordinary Shares in the August 2020 Loan Conversion, the Reporting Person beneficially owned 168,900 Ordinary Shares, representing 28.7% of the Issuer's Ordinary Shares, based on 588,789 Ordinary Shares outstanding as of July 10, 2020.

3. After taking into account the Reporting Person's disposition of Ordinary Shares in the August 2020 Transfer, the Reporting Person beneficially owned 159,522 Ordinary Shares, representing 27.1% of the Issuer's Ordinary Shares, based on 588,789 Ordinary Shares outstanding as of July 10, 2020.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote and to dispose of the 153,253 Ordinary Shares and, if exercised, the 1,420 Ordinary Shares underlying vested stock options. As such, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 154,673 Ordinary Shares, of which 1,666 Ordinary Shares are held directly by Agronomics Limited and 8,917 Ordinary Shares are held directly by Galloway Limited. The Reporting Person is the Chairman of Agronomics Limited and is a Controller of that company by virtue of his 15.47% holding. The Reporting Person holds 100% of the beneficial interest in Galloway Limited.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Mellon James: /s/ James Mellon, James Mellon (12/19/2024)